UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

 (Mark One)

X	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)

For the fiscal year ended December 31, 2016

 OR

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)

For the transition period from _______ to _______

Commission file number 1-2376

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
Full title of the plan and the address of the plan, if different from that of the issuer named below

FMC CORPORATION
2929 WALNUT STREET
PHILADELPHIA, PA 19104

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

To the Employee Welfare Benefits Plan Committee
FMC Corporation Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the FMC Corporation Savings and Investment Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/KPMG LLP
Philadelphia, Pennsylvania
June 13, 2017

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015
(in thousands)
	2016	2015
Assets:
Investments at fair value	$513,239	$497,694
Receivables:
Contributions receivable	4,204	3,846
Notes receivable from participants	5,643	6,292
Net assets available for benefits	$523,086	$507,832

See accompanying Notes to Financial Statements.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2016 and 2015
(in thousands)

	2016	2015
Additions:
Interest and dividend income	$17,686	$17,410
Net appreciation in fair value of investments	53,706	—
Contributions:
Participants	14,403	18,179
Employer	8,613	8,443
Total additions	94,408	44,032

Deductions:
Net depreciation in fair value of investments	—	67,503
Benefits paid to participants	79,108	109,508
Administrative expenses	46	84
Total deductions	79,154	177,095
Net increase (decrease)	15,254	(133,063)
Net assets available for benefits, beginning of year	507,832	640,895
Net assets available for benefits, end of year	$523,086	$507,832

See accompanying Notes to Financial Statements.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Note 1 - Description of the Plan
The following description of the FMC Corporation Savings and Investment Plan (the Plan) provides only general information. A more complete description of the Plan's provisions may be found in the Plan Document.

(a)	General
The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code, which covers substantially all employees of FMC Corporation (FMC, the Company or the Plan Sponsor), other than employees who generally reside or work outside of the United States. Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). The Plan is administered by the Employee Welfare Benefits Plan Committee of FMC Corporation.

(b)	Contributions
Participants may elect to defer no more than 50% of their eligible compensation, and contribute it to the Plan's trust on a pretax (i.e. traditional 401(k)) or after-tax (i.e. Roth 401(k)) basis up to the Internal Revenue Code Section 402(g) limit for 2016 of $18,000. Participants who are aged 50 or older by the end of the plan year may elect to contribute pretax or after-tax catch up contributions, up to a maximum of $6,000. Participants may also elect to make traditional after-tax contributions (all contributions not to exceed 50% of the total compensation in aggregate).
Employees who do not enroll in the Plan within 60 days from their date of hire will be automatically enrolled at a contribution rate of 3% of pre-tax eligible pay. At each of the following two anniversaries of the employees’ enrollment, the contribution rate increases 1% until a 5% contribution rate is reached. Employees who do not want to be automatically enrolled may opt out by electing a 0% contribution rate.
For eligible employees participating in the Plan, except for those employees covered by certain collective bargaining agreements, the Company makes matching contributions of 80% of the portion of those contributions up to 5% of the employee's compensation (Basic Contribution). The Company matching contributions are paid in the form of cash and are allocated to participant accounts based upon the participant's investment elections. For the 2016 plan year, total annual contributions from all sources, other than catch-up contributions, were limited to the Internal Revenue Code Section 415(c) limit of the lesser of 100% of compensation or $53,000.
In addition to the Basic Contribution, all newly hired and rehired salaried and nonunion hourly employees of the Company beginning July 1, 2007 receive an annual employer core contribution of 5% of the employee's eligible compensation. This amount is contributed to the employee's account after the end of each plan year. This change was instituted for these employees effective July 1, 2007, since these employees are not eligible for the Company's defined benefit plan. Also, effective February 1, 2013, existing and newly hired Middleport union employees, except for certain employees who were grandfathered in the defined benefit plan, are eligible for the annual employer core contribution. The 5% core contribution funds are not eligible for participant withdrawals and loans, as discussed further in Note 1(h), but are subject to the same vesting requirements as discussed in Note 1(f). Additionally, the 5% core contribution funds are included in the 415(c) limit described above but not in the $18,000 402(g) limit on pretax contributions also described above. The amount of these 5% core contributions included in the statements of changes in net assets available for benefits were approximately $3,782,000 and $3,777,000 for the years ended December 31, 2016 and 2015, respectively.

(c)	Participant Account Activity
Each participant's account is credited with the participant's contributions, employer matching contributions, and allocations of plan earnings and losses, as determined by the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2016 and 2015

(d)	Trust
The Company established a trust (the Trust) at Fidelity Management Trust Company (the Trustee) for investment purposes as part of the Plan. The recordkeeper of the Plan, Fidelity Investments Institutional Operations Company, is an affiliate of the Trustee.

(e)	Investment Options
Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments to each investment option selected. Participants may also elect to have professionals at the Trustee help manage the investments under a program called Portfolio Advisory Services at Work. Certain investment options of the Plan qualify for Class K based on volume held by the Plan in these funds. Class K offers the Plan a lower expense ratio compared to similar retail classes. Investment options for both participant and trustee-directed investments are further described in Note 3. See Note 8 for the change in the investment options in 2017.

(f)	Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contributions and related earnings is applied using a graded scale that is based on years of service. A participant is 100% vested after five years of service or if the participant reaches age 55 while employed by the Company. See Note 8 for the change in vesting in 2017.

(g)	Payment of Benefits
Upon termination of service, death or disability, any participant or, if applicable, his or her beneficiary may elect to immediately receive a lump-sum distribution equal to the vested balance of his or her account. Upon attainment of age 59 1/2, participants who are employed by the Company can elect in-service distribution of all vested accounts except the FMC 5% contributions funds discussed in Note 1(b). Participants or beneficiaries whose accounts were valued at not less than $1,000 upon termination are able to elect to defer their lump-sum distribution, take distribution in the form of periodic payments or receive installments (annually, quarterly, or monthly) over a certain period that may not exceed the joint life expectancy of the participant and beneficiary.

(h)	Participant Withdrawals and Loans
The Plan allows participants to make hardship cash withdrawals (subject to income taxation and Internal Revenue Service penalties) from some or all of his or her vested account balances. Withdrawals from participants' after-tax and rollover accounts may be made at any time. Eligible participants may also receive money from the Plan in the form of loans. Loans are secured by participant accounts and repaid through payroll deductions. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant's vested account balance. The Plan limits participant loans to two outstanding loans at any time. Loans must be repaid over a period not greater than 60 months with the exception of loans used for the purchase of a primary residence, which may be repaid over a maximum of 240 months with interest charged at the prime rate at loan inception. As of December 31, 2016, the interest rates on the participant loans ranged from 3.25% to 8.25%. See Note 8 for the change in the availability of Plan loans in 2017.

(i)	Forfeited Accounts
Upon termination of an employment, participants forfeit their non-vested matching contributions balance. Forfeitures by participants of non-vested matching contributions ("Forfeitures") are used to offset future employer matching contributions for other participants and to pay future Plan expenses. In 2016 and 2015, employer matching contributions were reduced from Forfeitures by approximately $656,635 and $1,089,332, respectively. Also, in 2016 and 2015, Plan expenses of $158,655 and $134,434, respectively, were paid from Forfeitures. At December 31, 2016 and 2015, there were Forfeitures of $230,845 and

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2016 and 2015

$186,801, respectively, available to reduce future employer matching contributions and pay future Plan expenses.

(j)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

As a result of the sale of the Alkali Chemicals Division of the Company on April 1, 2015, a partial plan termination occurred in 2015. All affected Plan participants were fully vested in their accounts including employer contributions upon the sale.

Note 2 - Summary of Significant Accounting Policies
The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting
The Plan's financial statements have been prepared using the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition
The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between participants at the measurement date. See Note 4 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

(c)	Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from a participant are reclassified as distributions based upon the terms of the Plan document.

(d)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(f)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit risks and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(g)	Payment of Benefits
Benefit payments are recorded when paid.

(h)	Plan Expenses
The compensation and expenses of the Trustee are paid by the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants' accounts as provided for in the Plan.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2016 and 2015

(i)	New Accounting Guidance and Regulatory Items
In May 2015, the FASB ("FASB") issued Accounting Standards Update ("ASU") 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value ("NAV") per Share. This new standard eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured at NAV per share (or its equivalent) using the practical expedient in the FASB's fair value measurement guidance. The new standard is effective for annual reporting periods beginning after December 15, 2016 (i.e. January 1, 2017). The Plan early adopted the amendments in this standard retrospectively during 2016. There was no impact to the Financial Statements as all investments are presented at fair value.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Only Parts I and II of the ASU 2015-12 are applicable to the Plan. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts ("FBRICs") and provide certain disclosures. Part I also clarifies that indirect investments in FBRICs through investment companies are not included in the scope of the FBRICs guidance. Part II eliminates various requirements for plan investment disclosures, such as net appreciation/depreciation by general investment by type and individual investments that represent 5% or more of net assets. Part III provides a practical expedient that permits a plan to measure investments as of a month-end date closest to the plan's fiscal year-end. Part III is not applicable to the Plan. ASU 2015-12 was effective for the Plan year beginning after December 15, 2015 (i.e., January 1, 2016), with retrospective application required. The Plan adopted this standard retrospectively as of January 1, 2016.
As a result of the retrospective application of Parts I and II, the Statements of Net Assets Available for Benefits have been retrospectively adjusted to report the Fidelity Managed Income Portfolio II Class 2 Fund (see Note 4) at the readily determinable fair value within "Investments at fair value" and eliminated the "Adjustment from fair value to contract value for fully benefit-responsive investment contracts". The Notes to the Financial Statements have been adjusted to reflect the disclosure requirements of ASU 2015-12.

Note 3 - Description of Investments
The objectives of the primary investments in which participants could invest in 2016 are described below. See Note 8 for the change in the investment options in 2017.
Common Stocks:
FMC Stock - Funds are invested in the common stock of the Company.
Mutual Funds:
Large Cap Funds:
Clipper Fund - Fund's portfolio is principally in common stocks (including indirect holdings of common stock through depositary receipts) issued by large companies with market capitalizations of at least $10 billion.
Fidelity Blue Chip Growth Fund Class K - Funds are invested primarily in the common stock of well-known and established companies.
Sequoia Fund - Fund investments are concentrated in equity securities of U.S. and non-U.S. companies that the fund managers believe are undervalued at the time of purchase and have the potential for growth.
John Hancock Classic Value Fund - Class I - Funds are invested primarily in domestic equity securities, which are currently considered undervalued relative to the market by the fund manager, based on estimated future earnings and cash flow.
Fidelity Magellan Fund Class K - Funds are primarily invested in common stock of growth or value companies. This fund is closed to new contributions and exchanges.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2016 and 2015

Mid Cap Funds:
Fidelity Low-Priced Stock Fund Class K - Funds are heavily invested in stocks considered to be undervalued by the fund manager, which can lead to investment in small and medium-sized companies.
Wells Fargo Advantage Discovery Fund Class R6 - Fund invests at least 80% of its net assets in equity securities of small- and medium- capitalization companies; and 25% of funds total assets in equity securities of foreign issuers.
Small Cap Funds:
Managers Cadence Emerging Companies Fund - Institutional Class -The fund primarily invests at least 80% of its net assets in "emerging companies." It will invest at least 80% of its net assets, under normal circumstances, in U.S. companies with market capitalizations within the range of the Russell Microcap® Index and the Russell 2000® Index. The fund may invest a portion of its assets in real estate investment trusts (REITs).
Royce Special Equity - Institutional Class - Fund invests at least 80% of its assets in common stock of companies with market capitalizations less than $2.5 billion, attempting to find inexpensive companies with high returns on assets and low leverage. The fund invests in companies whose price is significantly lower than the fund managers' assessment of their economic value.
Blended Funds:
Fidelity Freedom K Funds - A series of asset allocation funds: Freedom K 2005 Fund, Freedom K 2010 Fund, Freedom K 2015 Fund, Freedom K 2020 Fund, Freedom K 2025 Fund, Freedom K 2030 Fund, Freedom K 2035 Fund, Freedom K 2040 Fund, Freedom K 2045 Fund, Freedom K 2050 Fund, Freedom K 2055 Fund, and Freedom K 2060 Fund. The twelve target date funds are designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds by targeting their retirement dates.
Fidelity Freedom K Income Fund - Designed for those already in retirement, the fund emphasizes bond and money market mutual funds.
Fidelity Puritan Fund Class K - Funds are invested in both equity and debt securities, including lower-quality debt securities, and U.S. and foreign securities, including those in emerging markets.
International Funds:
Fidelity International Index Fund (Previously named Spartan International Index Fund) - Fund normally invests at least 80% of its assets in common stock included in the Morgan Stanley Capital International Europe, Australasia, and the Far East Index (MSCI EAFE Index), which represents the performance of foreign stock markets.
Fidelity Diversified International Fund Class K - Funds are invested primarily in stock of companies located outside the United States.
Franklin Mutual Quest Fund Class Z - Funds are invested primarily in common and preferred stock, debt securities, and convertible securities with a significant portion of the fund's assets in foreign securities.
Income Funds:
Fidelity Capital and Income Fund - Funds are invested in equity and debt securities, including defaulted securities, with emphasis on lower-quality debt securities.
PIMCO Total Return - Institutional Class - Funds are invested primarily in U.S. government, corporate, mortgage, and foreign bonds.
Fidelity US Bond Index Advantage - Fund normally invests at least 80% of its assets in bonds included in the Barclays U.S. Aggregate Bond Index.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2016 and 2015

Money Market Fund:
Fidelity Retirement Government Money Market Portfolio - Funds are invested in short-term obligations of the U.S. government or its agencies.
Common/Collective Trusts:
Stable Value Fund
Fidelity Managed Income Portfolio II Class 2 - Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. The selection of these contracts and administration of this fund is directed by the fund's investment manager.
Large Cap Index Fund:
Fidelity U.S. Equity Index Pool Fund (Previously named Spartan US Bond Index Advantage) - Funds are invested primarily in common stock of the 500 companies that comprise the S&P 500.

Note 4 - Fair Value Measurements
The Plan has categorized its assets that are recorded at fair value, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs other than Level 1 that are observable, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.
Level 3 - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement. These unobservable inputs reflect the Plan's own assumptions about the assumptions a market participant would use in pricing the asset or liability. There were no Level 3 assets held as of December 31, 2016 and 2015.
If the inputs used to measure a financial asset or liability fall within different levels of the fair value hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.
Common Stock:
Valued at the closing price reported on the active exchange or market in which the individual asset is traded, and therefore, presented as Level 1.
Mutual Funds:
Fair value of the mutual funds, excluding the money market fund below, are based on NAV, which are the funds' readily determinable fair value. The NAV of these mutual funds are quoted daily on an active market, and therefore, presented as Level 1.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2016 and 2015

The Plan holds an investment in the Fidelity Retirement Government Money Market Portfolio Fund ("FRTXX"). Fair value of the money market fund is based on NAV, which is the fund's readily determinable fair value. This investment is categorized as a Level 2 in the fair value hierarchy below. This portfolio represents a commingled fund with an investment objective to seek a high level of current income with the preservation of principal and liquidity. The fund normally invests assets in U.S. government securities and repurchase agreements for those securities.
Common/Collective Trusts:
Fidelity U.S. Equity Index Pool Fund
The plan holds an investment in the Fidelity U.S. Equity Index Pool Fund, a common/collective trust. Fair value of the fund is based on NAV, which is the fund's readily determinable fair value. This investment is categorized as a Level 2 in the fair value hierarchy below. This fund represents a commingled pool with an investment objective that seeks to provide investment results that correspond to the total return performance of common stock publicly traded in the United States.
Fidelity Managed Income Portfolio II Class 2 Fund
The plan holds an investment in the Fidelity Managed Income Portfolio II Class 2 Fund ("MIP II Fund"), a common/collective trust. The MIP II Fund is managed by the Fidelity Management Trust Committee ("MIP II Fund Trustee"). The MIP II Fund primarily invests in fixed income securities, including U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities, bond funds and money market funds. The MIP II Fund may invest in derivative instruments, including futures contracts and swap agreements. Additionally, the MIP II Fund enters into wrap contracts with third-party issuers, such as financial institutions or insurance companies, normally rated in the top three long-term rating categories (A- or the equivalent and above). The wrap contracts are designed to allow the portfolio to maintain a constant net asset value and to protect the portfolio in extreme circumstances.
The MIP II Fund’s investment objective is to seek preservation of capital while providing a competitive level of income over time and to maintain a stable net asset value of $1 per unit. The beneficial interest of each participant is represented by units. Distribution to the trust’s unit holders is declared daily from the net investment income and automatically reinvested in the trust on a monthly basis, when paid. The contract value, or NAV, of the MIP II Fund represents the readily determinable fair value. The MIP II fund is classified within Level 2 of the valuation hierarchy below.

The following tables present the Plan's fair value hierarchy for those financial assets measured at fair value on a recurring basis in the Plan's statements of net assets available for benefits as of December 31, 2016 and 2015. The Plan currently does not have any nonfinancial assets, nonfinancial liabilities, financial assets, or financial liabilities measured at fair value on a nonrecurring basis.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2016 and 2015

(in thousands)	December 31, 2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Common Stock	$149,040	$149,040	$—	$—
Mutual Funds:
Large Cap	76,907	76,907	—	—
Mid Cap	31,105	31,105	—	—
Small Cap	14,205	14,205	—	—
Blended	77,369	77,369	—	—
International	35,034	35,034	—	—
Income	37,226	37,226	—	—
Money Market	10,843	—	10,843	—
Common/Collective Trusts	81,510	—	81,510	—
Investment assets at fair value	$513,239	$420,886	$92,353	$—

(in thousands)	December 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Common Stock	$115,004	$115,004	$—	$—
Mutual Funds:
Large Cap	88,107	88,107	—	—
Mid Cap	36,922	36,922	—	—
Small Cap	11,113	11,113	—	—
Blended	73,785	73,785	—	—
International	37,892	37,892	—	—
Income	40,961	40,961	—	—
Money Market	12,535	—	12,535	—
Common/Collective Trusts	81,375	—	81,375	—
Investment assets at fair value	$497,694	$403,784	$93,910	$—

Note 5 - Tax Status
The Internal Revenue Service (the IRS) has determined and informed the Company by letter dated December 23, 2015 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax and ERISA counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC, and therefore, believe that the Plan is qualified and the related trust is tax-exempt.
In accordance with U.S. GAAP, plan management analyzed the tax positions taken by the Plan and concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2013.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2016 and 2015

Note 6 - Related‑Party Transactions
Certain plan investments are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management and certain administrative services amounted to approximately $46,000 and $84,000 for the years ended December 31, 2016 and 2015, respectively.

Note 7 - Reconciliation of Financial Statements to Form 5500
As discussed in Note 2, the Plan adopted ASU 2015-12 in the current year. As a result, the MIP II Fund is presented at fair value in both the financial statements and the Form 5500 as of December 31, 2016, under a consistent manner based upon the readily determinable fair value. Additionally, as a result of the retrospective application of ASU 2015-12, the financial statements have been retrospectively adjusted to report the MIP II Fund at the readily determinable fair value as of December 31, 2015. However, the retrospective application did not apply to the Form 5500 as of December 31, 2015 and therefore the below reconciliations are provided.

The following is a reconciliation of the Plan's net assets available for benefits per the financial statements to the Form 5500 at December 31, 2015:

(in thousands)	2015
Net assets available for benefits per the financial statements	$507,832
Adjustment from contract value to fair value for the MIP II Fund	441
Net assets available for benefits per the Form 5500	$508,273

The above difference between the December 31, 2015 Form 5500 and the financial statements, resulted in a difference in the Statements of Changes in Net Assets Available for Benefit, for the year ended December 31, 2016, shown in the below table. The following is a reconciliation of the net decrease in net assets available for benefits per the financial statement to the Form 5500 for the year ended December 31, 2016:

(in thousands)	2016
Net increase in net assets available for benefits per the financial statements	$15,254
Change in the adjustment from contract value to fair value for the MIP II Fund	(441)
Net increase in net assets available for benefits per the Form 5500	$14,813

Note 8 - Subsequent Events
Management evaluated subsequent events for the Plan through June 13, 2017, the date the financial statements were available to be issued. Such evaluation resulted in no adjustments to the accompanying financial statements.

a)	The following changes were made to the FMC Corporations Savings and Investment Plan:

i.
Effective March 1, 2017, investment options available to active participants in the Plan changed. As applicable, all existing balances and future contributions in investments that are no longer offered, were automatically transferred/directed to the replacement fund, as designated below. The following table displays the changes that were made to the Plan:

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2016 and 2015

Investment Options Being Removed:	New or Existing Investment Options:
Fidelity Freedom K® Income Fund	Vanguard Target Retirement Income Fund Investor Shares
Fidelity Freedom K® 2005 Fund	Vanguard Target Retirement Income Fund Investor Shares
Fidelity Freedom K® 2010 Fund	Vanguard Target Retirement Income Fund Investor Shares
Fidelity Freedom K® 2015 Fund	Vanguard Target Retirement 2015 Fund Investor Shares
Fidelity Freedom K® 2020 Fund	Vanguard Target Retirement 2020 Fund Investor Shares
Fidelity Freedom K® 2025 Fund	Vanguard Target Retirement 2025 Fund Investor Shares
Fidelity Freedom K® 2030 Fund	Vanguard Target Retirement 2030 Fund Investor Shares
Fidelity Freedom K® 2035 Fund	Vanguard Target Retirement 2035 Fund Investor Shares
Fidelity Freedom K® 2040 Fund	Vanguard Target Retirement 2040 Fund Investor Shares
Fidelity Freedom K® 2045 Fund	Vanguard Target Retirement 2045 Fund Investor Shares
Fidelity Freedom K® 2050 Fund	Vanguard Target Retirement 2050 Fund Investor Shares
Fidelity Freedom K® 2055 Fund	Vanguard Target Retirement 2055 Fund Investor Shares
Fidelity Freedom K® 2060 Fund	Vanguard Target Retirement 2060 Fund Investor Shares
Clipper Fund	Vanguard Institutional Index Fund Institutional Shares (S&P 500 Index Fund)
Fidelity® Capital & Income Fund	Vanguard Total Bond Market Index Fund Institutional Shares
Fidelity® International Index Fund - Institutional Class	Vanguard Total International Stock Index Fund Institutional Shares
Fidelity® Magellan® Fund - Class K	Vanguard Institutional Index Fund Institutional Shares (S&P 500 Index Fund)
Fidelity® Money Market Trust Retirement Government Money Market Portfolio	Fidelity Managed Income Portfolio II Class 2
Fidelity® Puritan® Fund - Class K	Vanguard Target Retirement Fund (noted above with a target date closest to each participant's 65th birthday)
Fidelity® U.S. Bond Index Fund - Premium Class	Vanguard Total Bond Market Index Fund Institutional Shares
Fidelity® U.S. Equity Index Commingled Pool Class 1	Vanguard Institutional Index Fund Institutional Shares (S&P 500 Index Fund)
Franklin Mutual Quest Fund Class Z	Vanguard Institutional Index Fund Institutional Shares (S&P 500 Index Fund)
John Hancock Classic Value Fund Class I	Vanguard Institutional Index Fund Institutional Shares (S&P 500 Index Fund)
Royce Special Equity Fund Institutional Class	Vanguard Extended Market Index Fund Admiral Shares
Sequoia Fund	Vanguard Institutional Index Fund Institutional Shares (S&P 500 Index Fund)

ii.	Effective April 1, 2017 the following changes were made to the Plan:

•
Immediate Vesting: The Plan was amended to remove the current five-year vesting schedule for the Company matching contributions and Company core contribution for active employees. All current and future matching contributions, core contributions, and any related earnings will immediately vest, as of the effective date, for active employees.

•
Availability of Plan Loans: The outstanding loans allowed by the plan was reduced, as of the effective date noted, from two outstanding loans to one outstanding loan at any time. Additionally, once a loan is paid in full, a 30-day waiting period is now required before a participant can initiate a new loan from an employee Plan account.

•
Changes to Plan Fees: The Plan has been amended to simplify the administrative fee structure and to restructure the fees paid for Managed Accounts. Additionally, the Plan will no longer pay fees related to a qualified domestic relations order ("QDRO"); instead any participant requiring QDRO services will incur the fee that will be deducted from their Plan account.

b)
On March 31, 2017, the Company signed a definitive agreement to acquire a significant portion of DuPont’s Crop Protection business and research and development organization. Additionally, DuPont will acquire FMC Health & Nutrition, excluding its Omega-3 business, and receive $1.2 billion in cash, subject to customary adjustments and other terms and conditions set forth in the definitive agreement. The transaction is expected to be completed in the fourth quarter of 2017. There are no significant changes expected to the Plan as a result of this transaction.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
(In thousands, except shares)

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
FMC Stock*	FMC Corporation Common Stock, approximately 2,635,051 shares (the cost basis of the FMC Corporation Stock at December 31, 2016 totaled $66,098)	$149,040
Clipper Fund	Stock Long-Term Growth Fund	18,428
Fidelity Blue Chip Growth Fund Class K*	Large Companies Stock Fund	26,135
Fidelity Capital and Income Fund*	Equity Income and Growth Fund	11,577
Fidelity Diversified International Fund Class K*	Growth Mutual Fund of Foreign Companies	14,115
Fidelity Freedom 2005 K Fund*	Invest in stock, bonds, and money market mutual funds	9
Fidelity Freedom 2010 K Fund*	Invest in stock, bonds, and money market mutual funds	2,511
Fidelity Freedom 2015 K Fund*	Invest in stock, bonds, and money market mutual funds	3,810
Fidelity Freedom 2020 K Fund*	Invest in stock, bonds, and money market mutual funds	19,492
Fidelity Freedom 2025 K Fund*	Invest in stock, bonds, and money market mutual funds	5,351
Fidelity Freedom 2030 K Fund*	Invest in stock, bonds, and money market mutual funds	12,807
Fidelity Freedom 2035 K Fund*	Invest in stock, bonds, and money market mutual funds	4,499
Fidelity Freedom 2040 K Fund*	Invest in stock, bonds, and money market mutual funds	11,769
Fidelity Freedom 2045 K Fund*	Invest in stock, bonds, and money market mutual funds	2,956
Fidelity Freedom 2050 K Fund*	Invest in stock, bonds, and money market mutual funds	2,622
Fidelity Freedom 2055 K Fund*	Invest in stock, bonds, and money market mutual funds	914
Fidelity Freedom 2060 K Fund*	Invest in stock, bonds, and money market mutual funds	60
Fidelity Freedom K Income Fund*	Asset allocation series funds, primarily invest in other Fidelity mutual funds	2,490
Fidelity Low-Priced Stock Fund Class K*	Growth Mutual Fund	20,884
Fidelity Magellan Fund Class K*	Stock Long-Term Growth Fund	4,015
Fidelity Managed Income Portfolio II Class 2*	Portfolio includes investment contracts offered by major insurance companies and other approved financial institutions	56,107
Fidelity Puritan Fund Class K*	Stock and Bond Fund	8,079
Fidelity Retirement Government Money Market Portfolio*	Money Market Mutual Fund	10,843
Fidelity U.S. Equity Index Pool Fund*	Stock Index Fund	25,403
John Hancock Classic Value Fund Class I	Domestic Equity Mutual Fund	4,988
Wells Fargo Advantage Discovery Fund R6	Growth Mutual Fund	10,221
Franklin Mutual Quest Fund Class Z	Stock Long-Term Growth Fund	14,020
Managers Cadence Emerging Companies Fund - Institutional Class	Growth Mutual Fund	10,095
PIMCO Total Return - Institutional Class	Bond Mutual Fund	16,311
Royce Special Equity - Institutional Class	Stock Long-Term Growth Fund	4,110
Sequoia Fund	Stock Long-Term Growth Fund	23,341
Fidelity US Bond Index Advantage*	Stock Index Fund	9,338
Fidelity International Index Fund*	International Growth Fund	6,899
Total Investments at Fair Value		$513,239
Participant loans* (1)	Varying rates of interest, ranging from 3.25% to 8.25%, maturing 2017 to 2036	5,643
Total assets		$518,882

* Represents a party-in-interest to the Plan.
(1) Current value represents unpaid principal balance plus any accrued but unpaid interest.
See accompanying report of independent registered public accounting firm.

Signatures
The Plan
Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FMC CORPORATION (Registrant)

By:	/s/ PAUL W. GRAVES
Paul W. Graves Executive Vice President and Chief Financial Officer
Date: June 13, 2017

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm